UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

CORCEPT THERAPEUTICS INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

218352102

(CUSIP Number)

 Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real Suite 220

Menlo Park, CA 94024

(650) 854-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1	Name of Reporting Persons Longitude Capital Partners, LLC

2	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,956,002 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,956,002 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,956,002 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.87% (3)

14	Type of Reporting Person OO

(1)	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
(2)	Consists of 10,740,720 shares of Common Stock held of record by LVP and 215,282 shares of Common Stock held of record by LCA. The holdings in this Amendment have been adjusted to reflect a previous transfer of 94,129 shares from LVP to LCA.
(3)	This percentage was calculated based on 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on November 2, 2016.

CUSIP No. 218352102

1	Name of Reporting Persons Longitude Capital Associates L.P.

2	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,956,002 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,956,002 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,956,002 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.87% (3)

14	Type of Reporting Person PN

(1)	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
(2)	Consists of 10,740,720 shares of Common Stock held of record by LVP and 215,282 shares of Common Stock held of record by LCA. The holdings in this Amendment have been adjusted to reflect a previous transfer of 94,129 shares from LVP to LCA.
(3)	This percentage was calculated based on 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on November 2, 2016.

CUSIP No. 218352102

1	Name of Reporting Persons Longitude Venture Partners L.P.

2	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,956,002 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,956,002 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,956,002 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.87% (3)

14	Type of Reporting Person PN

(1)	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
(2)	Consists of 10,740,720 shares of Common Stock held of record by LVP and 215,282 shares of Common Stock held of record by LCA. The holdings in this Amendment have been adjusted to reflect a previous transfer of 94,129 shares from LVP to LCA.
(3)	This percentage was calculated based on 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on November 2, 2016.

CUSIP No. 218352102

1	Name of Reporting Persons Juliet Tammenoms Bakker

2	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 204,210 (2)

	8	Shared Voting Power 10,956,002 (3)

	9	Sole Dispositive Power 204,210 (2)

	10	Shared Dispositive Power 10,956,002 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,160,212 (2)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10 10.05% (4)

14	Type of Reporting Person IN

(1)	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
(2)	Consists of 204,210 shares of Common Stock acquired in the Distribution (described below).
(3)	Consists of 10,740,720 shares of Common Stock held of record by LVP and 215,282 shares of Common Stock held of record by LCA. The holdings in this Amendment have been adjusted to reflect a previous transfer of 94,129 shares from LVP to LCA.
(4)	This percentage was calculated based on 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on November 2, 2016.

CUSIP No. 218352102

1	Name of Reporting Persons Patrick G. Enright

2	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 499,210 (2)

	8	Shared Voting Power 10,956,002 (3)

	9	Sole Dispositive Power 499,210 (2)

	10	Shared Dispositive Power 10,956,002 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Pe rson 11,455,212 (2)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.29% (4)

14	Type of Reporting Person IN

(1)	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
(2)	Consists of stock options to purchase 295,000 shares of Common Stock granted to Mr. Enright, all of which are currently exercisable or exercisable within 60 days after December 15, 2016, and 204,210 shares of Common Stock acquired in the Distribution (described below).
(3)	Consists of 10,740,720 shares of Common Stock held of record by LVP and 215,282 shares of Common Stock held of record by LCA. The holdings in this Amendment have been adjusted to reflect a previous transfer of 94,129 shares from LVP to LCA.
(4)	This percentage was calculated based on 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on November 2, 2016, taking into account Mr. Einright’s grant of stock options to purchase 295,000 shares of Common Stock, all of which are currently exercisable or exercisable within 60 days of December 15, 2016.

Explanatory Note:

This Amendment No. 5 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2008, as amended by Amendment No. 1 filed with the Commission on February 10, 2009, Amendment No. 2 filed with the Commission on February 11, 2011, Amendment No. 3 filed with the Commission on June 20, 2012, and Amendment No. 4 filed with the Commission on April 1, 2015 (the “Schedule”). This Amendment is filed on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Patrick G. Enright (“Mr. Enright”) and Juliet Tammenoms Bakker (“Ms. Bakker,” and collectively, the “Reporting Persons”), relating to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of Amendment No. 4 to the Schedule. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule as previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by the addition of the following information:

“On November 28, 2016, LVP and LCA engaged in a pro rata distribution of 2,941,050 shares and 58,950 shares of common stock of the Issuer, respectively, to its partners for no consideration (the “Distribution”). LCP, the sole general partner of LVP and LCA, received a pro rata allocation of the distributed shares in accordance with its ownership, and on December 12, 2016, further distributed its allocation to its managing members. Mr. Enright and Ms. Bakker, managing members of LCA, each acquired 204,210 shares in the Distribution.”

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule are hereby deleted and replaced with the following:

“(a) According to the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2016, as of October 28, 2016, there were 111,031,762 shares of Common Stock outstanding. LVP is the record holder of 10,740,720 shares of Common Stock, representing approximately 9.67% of the issued and outstanding shares of Common Stock. LCA is the record holder of 215,282 shares of Common Stock, representing approximately 0.19% of the issued and outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis. LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them. Mr. Enright and Ms. Bakker are the managing members of LCP and share the decision-making power of LCP with respect to the Issuer’s securities. Mr. Enright and Ms. Bakker each have sole dispositive and voting power over the shares of Common Stock they individually acquired in the Distribution, as described in Item 3 of this Amendment. In addition, Mr. Enright also holds stock options to purchase up to 295,000 shares of Common Stock, all of which are currently exercisable or exercisable within 60 days after December 15, 2016. Mr. Enright shares pecuniary interest in the shares underlying such stock options with the other Reporting Persons pursuant to a contractual relationship, and Mr. Enright may, at his election, confer with the other Reporting Persons prior to making any decisions relating to the voting or disposition of such stock options or the shares issuable upon exercise of such stock options.

(b)        LVP, LCA and LCP have shared power to vote and dispose of 10,956,002 shares of Common Stock. Mr. Enright and Ms. Bakker, managing directors of LCP, may be deemed to have shared voting and dispositive power with respect to all such shares. Mr. Enright and Ms. Bakker each have sole dispositive and voting power over the shares of Common Stock they individually acquired in the Distribution, as described in Item 3 of this Amendment. In addition, Mr. Enright holds sole dispositive and voting power with respect to 295,000 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days after December 15, 2016, which were issued to Mr. Enright as consideration for his service as a director on the Board.

(c)         In addition to the Distribution, as described in Item 3 of this Amendment, the table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the Common Stock during the 60-day period ending on December 15, 2016. Each transaction set forth on Schedule A represents the sale of shares of Common Stock in open market transactions. Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by the addition of the information in Item 3 of this Amendment.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated:  December 15, 2016

LONGITUDE VENTURE PARTNERS, L.P.

By:	LONGITUDE CAPITAL PARTNERS, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By:	LONGITUDE CAPITAL PARTNERS, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

By:	/s/ Patrick G. Enright
Patrick G. Enright

By:	/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares Sold	Sale Price Per Share (1)
LVP	11/15/2016	154,359	$9.5534	(2)
LVP	11/16/2016	17,052	$9.5087	(3)
LVP	11/17/2016	318,764	$9.6434	(4)
LVP	11/18/2016	98,586	$9.4736	(5)
LVP	11/21/2016	116,058	$9.386	(6)
LVP	11/22/2016	9,411	$9.3297	(7)
LVP	11/23/2016	12,352	$9.3038	(8)
LVP	11/25/2016	14,451	$9.3869	(9)
LCA	11/15/2016	3,094	$9.5534	(2)
LCA	11/16/2016	342	$9.5087	(3)
LCA	11/17/2016	6,389	$9.6434	(4)
LCA	11/18/2016	1,976	$9.4736	(5)
LCA	11/21/2016	2,327	$9.386	(6)
LCA	11/22/2016	189	$9.3297	(7)
LCA	11/23/2016	248	$9.3038	(8)
LCA	11/25/2016	290	$9.3869	(9)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.5000 to $9.7200. The price reported reflects the weighted average sale price.
(3)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.5000 to $9.5450. The price reported reflects the weighted average sale price.
(4)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.5300 to $9.8000. The price reported reflects the weighted average sale price.
(5)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.4500 to $9.5400. The price reported reflects the weighted average sale price.
(6)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.3300 to $9.4800. The price reported reflects the weighted average sale price.
(7)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.300 to $9.3600. The price reported reflects the weighted average sale price.
(8)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.3000 to $9.3400. The price reported reflects the weighted average sale price.
(9)	Reflects sales of Common Stock of the Issuer executed in multiple transactions at prices ranging from $9.3000 to $9.4600. The price reported reflects the weighted average sale price.